SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No.2)*

Tecnoglass Inc. (f/k/a Andina Acquisition Corporation)
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G0440W100[1]
(CUSIP Number)

January 16, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

__________________________

1 The Ordinary Shares have no CUSIP number.  The CINS number for the Ordinary Shares is G0440W100.

CUSIP No. G0440W100	13G/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Polar Securities Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,260,648 Shares (including 611,266 Shares issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,260,648 Shares (including 611,266 Shares issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,260,648 Shares (including 611,266 Shares issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON IA

CUSIP No. G0440W100	13G/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON North Pole Capital Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,470 Shares issuable upon exercise of warrants
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,470 Shares issuable upon exercise of warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,470 Shares issuable upon exercise of warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.01%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G0440W100	13G/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Altairis Offshore
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 106,692 Shares (including 51,625 Shares issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 106,692 Shares (including 51,625 Shares issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,692 Shares (including 51,625 Shares issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.4%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G0440W100	13G/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Altairis Offshore Levered
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,151,486 Shares (including 557,171 Shares issuable upon exercise of warrants)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,151,486 Shares (including 557,171 Shares issuable upon exercise of warrants)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,151,486 Shares (including 557,171 Shares issuable upon exercise of warrants)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G0440W100	13G/A	Page 6 of 10 Pages

This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on March 30, 2012, as amended by Amendment No. 1 filed on February 14, 2013, (as amended, the "Schedule 13G") with respect to Ordinary Shares, par value $0.0001 (the "Shares") of the Company. Capitalized terms not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G.

Item 1(a).	NAME OF ISSUER

The name of the issuer is Tecnoglass Inc. (f/k/a Andina Acquisition Corporation) (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive offices are located at Avenida Circunvalar a 100 mts de la Via 40, Barrio Las Flores Barranquilla, Colombia.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i) North Pole Capital Master Fund ("North Pole"), a Cayman Islands exempted company, with respect to the Shares (defined in item 2(d) below) reported in this Schedule 13G/A underlying warrants directly held by it;

(ii) Altairis Offshore ("AO"), a Cayman Islands exempted company, with respect to the Shares (defined in item 2(d) below) reported in this Schedule 13G directly held by, and underlying warrants directly held by, it;

(iii) Altairis Offshore Levered ("AOL"), a Cayman Islands exempted company, with respect to the Shares reported in this Schedule 13G directly held by, and underlying warrants directly held by, it; and

(iv) Polar Securities Inc. ("Polar Securities"), a company incorporated under the laws of Ontario, Canada, serving as investment advisor to North Pole, AO and AOL with respect to the Shares reported in this Schedule 13G/A directly held by, and underlying warrants directly held by, North Pole, AO and AOL.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons is 401 Bay Street, Suite 1900, PO Box 19, Toronto, Ontario M5H 2Y4, Canada.

Item 2(c).	CITIZENSHIP

The citizenship of each of the Reporting Persons is set forth above.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Ordinary Shares, par value $0.0001 per share (the "Shares")

CUSIP No. G0440W100	13G/A	Page 7 of 10 Pages

Item 2(e).	CUSIP NUMBER
The Ordinary Shares have no CUSIP number. The CINS number for the Ordinary Shares is G0440W100.

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _______________________________________________

Item 4.	OWNERSHIP
The percentages used herein are calculated based upon 24,214,670 Shares outstanding on January 16, 2014, which reflects the number of Shares outstanding on such date as the Reporting Persons were informed by the Company.

A.	Polar Securities
	(a)	Amount beneficially owned: 1,260,648 Shares (including 611,266 Shares issuable upon exercise of warrants)
	(b)	Percent of class: 5.1%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 1,260,648 Shares (including 611,266 Shares issuable upon exercise of warrants)
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition of: 1,260,648 Shares (including 611,266 Shares issuable upon exercise of warrants)

CUSIP No. G0440W100	13G/A	Page 8 of 10 Pages

B.	North Pole
	(a)	Amount beneficially owned: 2,470 Shares issuable upon exercise of warrants
	(b)	Percent of class: 0.01%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 2,470 Shares issuable upon exercise of warrants
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 2,470 Shares issuable upon exercise of warrants

C.	AO
	(a)	Amount beneficially owned: 106,692 Shares (including 51,625 Shares issuable upon exercise of warrants)
	(b)	Percent of class: 0.4%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 106,692 Shares (including 51,625 Shares issuable upon exercise of warrants)
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 106,692 Shares (including 51,625 Shares issuable upon exercise of warrants)

D.	AOL
	(a)	Amount beneficially owned: 1,151,486 Shares (including 557,171 Shares issuable upon exercise of warrants)
	(b)	Percent of class: 4.6%
	(c)	(i)	Sole power to vote or direct the vote: 0
		(ii)	Shared power to vote or direct the vote: 1,151,486 Shares (including 557,171 Shares issuable upon exercise of warrants)
		(iii)	Sole power to dispose or direct the disposition: 0
		(iv)	Shared power to dispose or direct the disposition: 1,151,486 Shares (including 557,171 Shares issuable upon exercise of warrants)

As of December 31, 2013, North Pole and Polar Securities may have been deemed to be the beneficial owners of warrants to purchase 2,470 Shares held by North Pole, representing beneficial ownership of 0.01% of the outstanding Shares based on the 23,565,288 Shares outstanding on December 23, 2013 as reported by the Company in its Current Report on Form 8-K filed on December 27, 2013.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

CUSIP No. G0440W100	13G/A	Page 9 of 10 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G0440W100	13G/A	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 27, 2014

polar securities inc.

/s/ Paul Sabourin
Name:	Paul Sabourin
Title:	Chief Investment Officer

NORTH POLE CAPITAL MASTER FUND
By: Polar Securities Inc., its investment manager
/s/ Paul Sabourin
Name:	Paul Sabourin
Title:	Chief Investment Officer

ALTAIRIS OFFSHORE
By: Polar Securities Inc., its investment manager
/s/ Paul Sabourin
Name:	Paul Sabourin
Title:	Chief Investment Officer

ALTAIRIS OFFSHORE LEVERED
By: Polar Securities Inc., its investment manager
/s/ Paul Sabourin
Name:	Paul Sabourin
Title:	Chief Investment Officer